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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cryptologic, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
228906103
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	228906103

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Green River Management I, L.L.C. 06-1503286

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

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CUSIP No.	228906103

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Green River Offshore Fund Management Company, L.L.C. 06-1510782

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

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CUSIP No.	228906103

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Mark McGrath

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

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SCHEDULE 13G/A
     This amendment number three to Schedule 13G (the “Schedule 13G/A”) is being filed on behalf of Green River Management I, L.L.C., a Delaware limited liability company (“Green River Management”) and Green River Offshore Fund Management Company, L.L.C., a Delaware limited liability company (“Green River Offshore Management,” and together with Green River Management, “Green River”), and Mr. Mark McGrath, principal of Green River.
     This Schedule 13G/A relates to the shares of Common Stock, no par value (the “Common Shares”), of Cryptologic, Inc., an Ontario corporation, purchased by Green River for the account of (i) Green River Fund I, L.P. (“Green River I”), of which Green River Management is the general partner, (ii) Green River Fund II, L.P. (“Green River II”), of which Green River Management is the general partner, (iii) Green River Offshore Fund, Ltd. (“Green River Offshore”), to which Green River Offshore Management acts as investment manager.
Item 1(a)	Name of Issuer.

Cryptologic, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1867 Yonge Street 7th Floor Toronto, Ontario, Canada M4S 1Y5

Item 2(a)	Name of Person Filing.

Green River Management I, L.L.C., Green River Offshore Fund Management Company, L.L.C. and Mark McGrath

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

610 Fifth Avenue, Suite 305 New York, NY 10020

Item 2(c)	Citizenship or Place of Organization.

Green River Management and Green River Offshore Management are each a limited liability company organized under the laws of the State of Delaware. Mark McGrath is the principal of Green River and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

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228906103

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4	Ownership.
(a)	Green River and Mr. McGrath are the beneficial owners of 0 Common Shares.

(b)	Green River and Mr. McGrath are the beneficial owners of 0.0% of the outstanding Common Shares. This percentage is determined by dividing 0 by 13,311,498, the number of Common Shares issued and outstanding as of December 31, 2004, as reported in the Form 40-F filed on March 28, 2005 with the Securities and Exchange Commission.

(c)	Green River Management, as the general partner of Green River I and Green River II, has the sole power to vote and dispose of the 0 Common Shares held by Green River I and Green River II. Green River Offshore Management, as the investment manager of Green River Offshore, has the sole power to vote and dispose of the 0 Common Shares held by Green River Offshore. As the principal of Green River, Mr. McGrath may direct the vote and disposition of the 0 Common Shares beneficially owned by Green River.
The filing of this Schedule 13G/A shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 0 shares of Common Shares owned by Green River I, Green River II, or Green River Offshore. Pursuant

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to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.
Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge, and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 14, 2006, between Green River and Mark McGrath.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 14, 2006

Green River Management I, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

Green River Offshore Fund Management Company, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

/s/ Mark McGrath
Mark McGrath

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